      As filed with the Securities and Exchange Commission on June 1, 2000

                                  Schedule TO
                             Tender Offer Statement

   under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                 MedQuist Inc.
                           (Name of Subject Company)

                      Koninklijke Philips Electronics N.V.

                            (Name of Filing Persons)

                                 COMMON STOCK,
                                  NO PAR VALUE
                         (Title of Class of Securities)

                                   584949101
                     (CUSIP Number of Class of Securities)

                                 Eric Coutinho
                  Director Legal Affairs and Deputy Secretary
                      Koninklijke Philips Electronics N.V.
                           Corporate Legal Department
                               1070 MX Amsterdam
                                The Netherlands
                                 31 20 597 7235
           (Name, Address, and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                with a copy to:

                            Stephen M. Kotran, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                         New York, New York 10004-2498
                                 (212) 558-4000

--------------------------------------------------------------------------------
                           CALCULATION OF FILING FEE

          Transaction valuation (1)            Amount of filing fee
               $1,134,766,677                        $226,953

--------------------------------------------------------------------------------
(1) Based on the offer to purchase 22,250,327 shares of common stock of MedQuist Inc. at a purchase price of $51.00 per share.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   Amount Previously Paid: N/A
   Form or Registration No.: N/A
   Filing Party: N/A
   Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

   This Tender Offer Statement on Schedule TO relates to the commencement by Koninklijke Philips Electronics N.V., a corporation incorporated under the laws of the Netherlands ("Royal Philips"), of its offer to purchase 22,250,327 shares of common stock, no par value (the "Shares"), of MedQuist Inc., a New Jersey corporation ("MedQuist"), at a price of $51.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 1, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2).

   The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

   (a) Financial information. Not applicable.
   (b) Pro forma information. Not applicable.

Item 11. Additional Information.

   Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 12. Exhibits.

   The following are attached as exhibits to this Schedule TO:

 (a)(1)            Offer to Purchase, dated June 1, 2000.
 (a)(2)            Letter of Transmittal.
 (a)(3)            Notice of Guaranteed Delivery.
 (a)(4)            Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.
 (a)(5)            Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.
 (a)(6)            Form of Letter to be used by brokers, dealers, commercial
                   banks, trust companies and other nominees to their clients.
 (a)(7)            Summary newspaper advertisement, dated June 1, 2000, as
                   published in The Wall Street Journal.
 Exhibit (b)       None.
 Exhibit (d)(1)(A) Tender Offer Agreement, dated as of May 22, 2000, between
                   Royal Philips and MedQuist Inc.
 Exhibit (d)(1)(B) Shareholder Agreement, dated as of May 22, 2000, between
                   Royal Philips and John M. Suender.
 Exhibit (d)(1)(C) Shareholder Agreement, dated as of May 22, 2000, between
                   Royal Philips and David A. Cohen.

 Exhibit (d)(1)(D) Shareholder Agreement, dated as of May 22, 2000, between
                   Royal Philips and John A. Donohoe, Jr.
 Exhibit (d)(1)(E) Shareholder Agreement, dated as of May 22, 2000, between
                   Royal Philips and John R. Emery.
 Exhibit (d)(1)(F) Shareholder Agreement, dated as of May 22, 2000, between
                   Royal Philips and Ethan Cohen.
 Exhibit (d)(1)(G) Shareholder Agreement, dated as of May 22, 2000, between
                   Royal Philips and Ronald A. Scarpone.
 Exhibit (d)(1)(H) Shareholder Agreement, dated as of May 22, 2000, between
                   Royal Philips and John W. Quaintance.
 Exhibit (d)(1)(I) Employment Agreement, dated as of May 22, 2000, between
                   MedQuist Inc. and John M. Suender.
 Exhibit (d)(1)(J) Employment Agreement, dated as of May 22, 2000, between
                   MedQuist Inc. and David A. Cohen.
 Exhibit (d)(1)(K) Employment Agreement, dated as of May 22, 2000, between
                   MedQuist Inc. and John A. Donohoe, Jr.
 Exhibit (d)(1)(L) Employment Agreement, dated as of May 22, 2000, between
                   MedQuist Inc. and John R. Emery.
 Exhibit (d)(1)(M) Employment Agreement, dated as of May 22, 2000, between
                   MedQuist Inc. and Ethan Cohen.
 Exhibit (d)(1)(N) Employment Agreement, dated as of May 22, 2000, between
                   MedQuist Inc. and Ronald A. Scarpone.
 Exhibit (d)(1)(O) Employment Agreement, dated as of May 22, 2000, between
                   MedQuist Inc. and John W. Quaintance.
 Exhibit (d)(1)(P) Licensing Agreement, dated as of May 22, 2000, between
                   Philips Speech Processing GmbH and MedQuist Inc.
 Exhibit (d)(1)(Q) Governance Agreement, dated as of May 22, 2000, between
                   Royal Philips and MedQuist Inc.
 Exhibit (d)(2)    None.
 Exhibit (g)       None.
 Exhibit (h)       None.

Item 13. Information Required by Schedule 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2000                        Koninklijke Philips Electronics N.V.

                                               /s/ Jan H.M. Hommen
                                          By:__________________________________
                                          Name: Jan H.M. Hommen
                                          Title: Executive Vice President and
                                               Chief Financial Officer

                                               /s/ Adri Baan
                                          By:__________________________________
                                          Name: Adri Baan
                                          Title: Executive Vice President